Mail Stop 3720

May 3, 2006

Mr. Patrick Soon-Hock Lim
Chairman and Chief Executive Officer
Secured Digital Applications, Inc.
11, Jalan 51A/223
46100 Petaling Jaya
Selangor, Malaysia

> **Re:** **Secured Digital Applications, Inc.**
> **Item 4.01 Form 8-K**
> **Filed May 2, 2006**
> **File No. 000-25658**

Dear Mr. Lim:

We have reviewed your filing and have the following comment. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note from your Form 8-K filed on May 2, 2006 that you have engaged Rotenberg Meril Solomon Bertiger & Guttilla, P.C. (RMSBG). Your Form 8-K also states that RMSBG served as a consultant to assist management in applying the provisions of SFAS 133 and EITF 00-19 and assisted in the preparation of restated financial statements for the year ended December 31, 2004 and each of the 2005 interim periods. The company filed restated financial statements on April 10, 2006 for the year ended December 31, 2004. In light of these facts, please tell us how you and RMSBG concluded that RMSBG was independent of the company in accordance with SEC independence standards. Please specifically address Rule 2-01(c)(4) of Regulation S-X in your response.

* * * *

Please respond to this comment, via EDGAR, within five business days or tell us when you will respond. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Kenya Wright Gumbs at (202) 551-3373.

Sincerely,

Robert S. Littlepage
Accountant Branch Chief